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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Holding Company Act of 1935

To Be Filed Annually Prior to March 1

A.O.G. CORPORATION

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.
A.O.G. Corporation is a corporation organized in the state of Arkansas. A.O.G. Corporation has its principal place of business at 111 Center Street, Little Rock, Arkansas 72201. A.O.G. Corporation is a holding company which owns one subsidiary, Arkansas Oklahoma Gas Corporation, a public utility conducting business in the states of Arkansas and Oklahoma with its principal place of business at 115 North 12th Street, Fort Smith, Arkansas 72901.

2.
A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, provides natural gas distribution service to approximately 46,897 customers in Arkansas and 15,183 in Oklahoma, and also transports natural gas pursuant to Federal Energy Regulatory Commission approval. All sources of natural gas, primarily wellhead gas, are located in the states of Arkansas and Oklahoma. All transmission lines, producing fields and gas distribution facilities are located in the states of Arkansas and Oklahoma. Neither A.O.G. CORPORATION nor its subsidiary own or operate any generating plants or gas manufacturing plants.

3.
A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, operated as follows in calendar year 2002:

a.
Distributed 11,325,188 Mcf at 14.73 psig of natural gas at retail in the state of Arkansas, generating gross revenues of $58,049,292.

b.
Distributed 1,861,319 Mcf at 14.73 psig of natural gas at retail in the state of Oklahoma, generating gross revenues of $12,007,407.

c.
Did not make any sales for resale.

d.
Purchased 7,912,795 Mcf at 14.73 psig of natural gas in Arkansas at a cost of $38,162,396.

e.
Purchased 1,757,534 Mcf at 14.73 psig of natural gas in Oklahoma at a cost of $7,292,083.
4.
A.O.G. Corporation does not hold any interest in an exempt wholesale generator (EWG) or a foreign utility company.

Attached hereto and made a part hereof as Exhibit "A" is a consolidating statement of income and surplus and a consolidating balance sheet of the Claimant, A.O.G. Corporation and its public utility subsidiary, Arkansas Oklahoma Gas Corporation for 2002.

Attached hereto and made a part hereof as Exhibit "B" is a financial data schedule reflecting total assets, total operating revenues and net income that are applicable to the registrant on consolidated basis.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of April, 2003.

A.O.G. CORPORATION
	By:	/s/ Michael C. Carter Michael C. Carter President
CORPORATE SEAL
Attest:
/s/ Michael J. Callan Michael J. Callan

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Michael J. Callan – Vice President and General Counsel
Arkansas Oklahoma Gas Corporation
P.O. Box 17004
Fort Smith, AR 72917

EXHIBIT A

A. O. G. CORPORATION AND SUBSIDIARY
UNAUDITED CONSOLIDATED BALANCE SHEET
As of December 31, 2002
(Dollars in Thousands)

ASSETS
Property, plant and equipment, at cost	118,237
Less accumulated provisions for depreciation	51,137
Net property, plant and equipment	67,100
Investments at cost	2,603
Current assets:
Cash and cash equivalents	3,845
Temporary investments	—
Notes and accounts receivable, net	11,751
Exchange gas receivable	—
Underground storage gas	—
Inventory of materials and supplies	1,559
Prepaid expenses	1,191
Other	—
Due from Parent Corporation	—
Total current assets	18,346
Other noncurrent assets:
Deferred Expenses	900

TOTAL ASSETS	$88,949

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock	273
Additional paid-in capital	140
Retained earnings	41,293
Total	41,706
Long term debt	23,516
Total capitalization	65,222
Current Liabilities:
Current portion of long-term debt	1,500
Notes payable	1,700
Accounts payable	6,632
Customers' deposits	1,687
Accrued liabilities-	—
Taxes other than income	735
Due to Parent Corporation	—
Other	2,298
Due to Subsidiary	—
Total current liabilities	14,552
Other noncurrent liabilities:
Customer advances for construction	40
Deferred income taxes	8,337
Deferred investment tax credit	798

TOTAL CAPITALIZATION AND LIABILITIES	$88,949

EXHIBIT A

A. O. G. CORPORATION AND SUBSIDIARY
UNAUDITED CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
For Year Ended December 31, 2002
(Dollars in Thousands)

Operating Revenue:
Sales	$59,990
Other	1,924
Total Operating Revenue	61,914
Operating Expenses:
Gas purchased	40,126
Operating, general and administrative	13,603
Maintenance	1,557
Depreciation and amortization	3,816
Taxes other than income taxes	1,449
Income taxes	(43)
Total Operating Expenses	60,508
Income from Operations	1,406
Interest expense	1,962
Net Utility Income	(556)
Other income (expense):
Nonutility operating revenues	420
Nonutility operating and maintenance expense	(183)
Dividends and interest income	969
Other	(582)
Net Nonutility Income	624
Net Income	$68

Retained Earnings, December 31, 2001	$41,225
Dividends Paid	$—
Retained Earnings, December 31, 2002	$41,293

EXHIBIT B

A. O. G. CORPORATION AND SUBSIDIARY
(Dollars in Thousands)

Total Assets at December 31, 2002	$88,949
Total Operating Revenues for year ended December 31, 2002	$61,914
Net Income for year ended December 31, 2002	$68

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  EXHIBIT A
A. O. G. CORPORATION AND SUBSIDIARY UNAUDITED CONSOLIDATED BALANCE SHEET As of December 31, 2002 (Dollars in Thousands)
  EXHIBIT A
A. O. G. CORPORATION AND SUBSIDIARY UNAUDITED CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS For Year Ended December 31, 2002 (Dollars in Thousands)
  EXHIBIT B
A. O. G. CORPORATION AND SUBSIDIARY (Dollars in Thousands)